The attached table stats forth a revised breakdown of Braskem's net revenues per Business Unit for the six month period and three month period ended June 30, 2003 and 2002 to reflect corrections to those figures included by Braskem in a release filed by it on Form 6-K with the U.S. Securities and Exchange Commission on August 6, 2003. The attached table also includes a breakdown of net revenues of major products of Braskem for the six month and three month period ended in June 30, 2003 and 2002.
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                    Braskem - Net Revenues per Business Units

Unaudited                                                      R$ Millions
Business Units           2Q03      2Q02      Chg%      1H03     1H02      Chg%
                         (A)       (B)     (A)/(B)     (C)      (D)     (C)/(D)
Domestic Market         1,619     1,121       44      3,437     2,131      61
Basic Petrochemicals      832       360      131      1,609       728     104
Polyolefins               453       440        3      1,047       807      30
Vinyls                    239       240        0        569       440      29
Business Development       95        81       17        213       156      37
Foreign Market            536       348       54      1,009       566      78
Total Net Revenues      2,155     1,468       47      4,447     2,697      65
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                    Braskem - Net Revenues of Major Products

Unaudited                                                       R$ Millions
Major Products          2Q03      2Q02       Chg%       1H03     1H02      Chg%
                        (A)       (B)      (A)/(B)      (C)      (D)     (C)/(D)
ETHYLENE                 275        89       209         526       205     157
Total Thermoplastics     822       732        13       1,870     1,340      40
Polypropylene            254       205        24         559       365      53
Polyethylene             363       294        23         790       559      41
Polyvinylchloride        177       194       (9)         444       344      29